SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

MENTOR GRAPHICS CORPORATION

(Name of Applicant)

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
6.25% Convertible Subordinated Debentures due 2026	up to $32,272,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

(503) 685-7000

With copies to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1. General Information

(a)	Mentor Graphics Corporation (the “Company” or “Mentor Graphics”) is a corporation.

(b)	The Company was organized under the laws of the State of Oregon.

2. Securities Act Exemption Applicable

On or after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to exchange (the “Exchange”) up to $32,272,000 principal amount of its 6.25% Convertible Subordinated Debentures due 2026 (CUSIP No. 587200 AG1) (the “New Debentures”) and a cash payment to be individually negotiated with each participating holder (in the aggregate, the “Cash Amount”) for $32,272,000 principal amount of its currently outstanding Floating Rate Convertible Subordinated Debentures due 2023 (CUSIP No. 587200 AD8) (the “Old Debentures”). If the Exchange Offer is completed, the New Debentures will be governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.

As the New Debentures are to be exchanged by the Company with its existing noteholders exclusively and solely for outstanding Old Debentures and the Cash Amount, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Debentures have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No existing holder has made or will be requested to make any cash payment to the Company in connection with the Exchange, and the Company will not receive any proceeds from the issuance of the New Debentures. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses of its legal advisors and the engagement of Wilmington Trust Company, the trustee under the Indenture (the “Trustee”).

AFFILIATIONS

3. Affiliates

For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the names and offices held by all directors and executive officers of the Company as of June 23, 2010. The mailing address of each director and executive officer is: c/o Mentor Graphics Corporation, 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777.

Name	Office
Walden C. Rhines	Chairman of the Board of Directors and Chief Executive Officer
Gregory K. Hinckley	Director, President, Chief Financial Officer, Chief Operating Officer

Sir Peter L. Bonfield	Director
Marsha B. Congdon	Director
James R. Fiebiger	Director
Kevin C. McDonough	Director
Patrick B. McManus	Director
Fontaine K. Richardson	Director
L. Don Maulsby	Senior Vice President, World Trade
Simon Bloch	Vice President and General Manager, Design and Synthesis Division
Don Cantow	Vice President, Global Accounts
Marc Corbacho	Vice President, Sales, Americas
Brian M. Derrick	Vice President, Corporate Marketing
Tom Floodeen	Vice President and General Manager, Customer Support Division
Dean Freed	Vice President and General Counsel
Alan J. Friedman	Vice President, Human Resources
Paul Hofstadler	Vice President, Worldwide Consulting
Robert Hum	Vice President and General Manager, Deep Submicron Division
Serge Leef	Vice President, New Ventures, General Manager, System-Level
Engineering Division
Ethan Manual	Corporate Treasurer
Henry Potts	Vice President and General Manager, Systems Design Division
Joe Sawicki	Vice President and General Manager, Design-to-Silicon Division
Eric Selosse	Vice President and General Manager, Mentor Emulation Division
Ananthan Thandri	Vice President and Chief Information Officer
Hanns Windele	Vice President, Europe

5. Principal Owners of Voting Securities

Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of the date of this Application:

Name and Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned(1)
Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474	Common Stock	13,599,959	(2)	12.7%

(1)	Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Percentages of shares beneficially owned are based on 106,923,028 shares of common stock outstanding as of June 23, 2010.
(2)	Based solely on the information contained in the Form 13G/A filed by Ameriprise Financial, Inc. (“AFI”), RiverSource Investments, LLC (“RvS”) and Seligman Communications and Information Fund, Inc. (“C&I Fund”) on February 12, 2010 pursuant to a joint filing agreement. AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported by AFI include those shares separately reported herein by RvS. RvS, as an investment adviser to the C&I Fund, may be deemed to beneficially own the shares reported herein by the C&I Fund. Accordingly, the shares reported herein by RvS include those shares separately reported by the C&I Fund.

UNDERWRITERS

6. Underwriters

(a)	None.

(b)	No person is acting as a principal underwriter of the New Debentures proposed to be offered pursuant to the Exchange and issued pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a)	The authorized and outstanding capital stock and debt securities of the Company as of June 23, 2010 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	200,000,000	106,923,028
Incentive Stock, no par value	1,200,000	0
6.25% Debentures due 2026	$200,000,000	$165,000,000
Floating Rate Convertible Subordinated Debentures due 2023	$110,000,000	$32,272,000

(b)	Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The New Debentures will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wilmington Trust Company, as Trustee. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default” under the Indenture:

(1) a default in the payment of principal or any redemption price, Put Right Purchase Price or Fundamental Change Repurchase Price, if any, when due at maturity, upon redemption, repurchase, acceleration or otherwise on the New Debentures;

(2) a default in the payment of any interest on the New Debentures when due, and such failure continues for a period of 30 days;

(3) the failure to deliver when due all cash and shares of Common Stock, if any, deliverable upon conversion of the New Debentures upon exercise of a holder’s conversion right, and such failure continues for a period of 15 days;

(4) failure to provide notice of the occurrence of a Fundamental Change on a timely basis;

(5) failure to perform or observe any of the covenants in the New Debentures or Indenture governing the New Debentures for 60 days after written notice by the Trustee or the holders of at least 25% in principal amount of the New Debentures then outstanding;

(6) a default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money of the Company and/or of Designated Subsidiaries where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $30 million and such acceleration has not been rescinded, stayed or annulled within a period of 30 days written notice by the Trustee or the holders of at least 25% in principal amount of the New Debentures then outstanding; or

(7) the occurrence of certain events involving the Company’s or a Designated Subsidiary’s bankruptcy, insolvency or reorganization.

If an Event of Default described above (other than specified in clause (7)) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding New Debentures may declare the principal amount of and premium, if any, and accrued interest on accrued on all New Debentures to be immediately due and payable. The declaration of an Event of Default may be rescinded if the conditions described in the Indenture are satisfied. If an Event of Default described in clause (7) occurs, the principal of all New Debentures and the interest accrued thereon shall be immediately and automatically due and payable without necessity of further action.

Within ninety (90) days after a default, the Trustee must give to the registered holders of New Debentures notice of all uncured defaults known to it, unless such defaults shall have been cured or waived before the giving of such notice. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the New Debentures when due or in the payment of any redemption obligation.

The holders of a majority in aggregate principal amount of the outstanding New Debentures may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, subject to limitations specified in the Indenture.

No noteholder shall have any right to pursue any remedy under the Indenture unless such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, and unless also the holders of not less than 25% in aggregate principal amount of New Debentures then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable security or indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the Indenture.

(b) Authentication and Delivery of New Debentures; Use of Proceeds

The New Debentures to be issued under the Indenture will be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”) (each, an “Officer”) and attested by the manual or facsimile signature of the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer.

The Trustee will authenticate and make available for delivery New Debentures for original issue, upon a written order or orders of the Company signed by an Officer and one of the following: the Treasurer or any Assistant Treasurer, the Controller or any Assistant Controller or the Secretary or any Assistant Secretary. Such order of the Company must specify the amount of New Debentures to be authenticated and the date on which the original issue of New Debentures is to be authenticated.

The New Debentures will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Debentures. The signature will be conclusive evidence that the New Debentures have been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Debentures because the New Debentures are being issued in exchange for the Old Debentures.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Debentures are unsecured obligations of the Company and are effectively subordinated and subject in right of payment to the prior payment in full of all of the Company’s existing and future Senior Debt. As of the date of this Application, the Company has no secured debt, no subordinated debt and no other senior obligations, except for the Company’s Old Debentures, which rank pari passu with the New Debentures, its senior, unsecured revolving credit facility, its secured term loan, accrued liabilities and trade payables.

(d) Satisfaction and Discharge of the Indenture

The Company may terminate all of its obligations under the New Debentures and the Indenture if all New Debentures previously authenticated and delivered (other than any New Debentures that have been destroyed, lost or stolen and in lieu of or in substitution for which other New Debentures shall have been authenticated and delivered) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder, or if the Company deposits with the Trustee, in trust, funds sufficient to pay all of the New Debentures (other than any New Debentures that shall have been lost or stolen and in lieu of or in substitution for which other New Debentures shall have been authenticated and delivered), including principal and premium, if any, and interest due (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of the New Debentures, (ii) rights to receive payments of principal of and premium, if any, and interest on the New Debentures and the other rights, duties and obligations of holders of New Debentures, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee, and (iii) the rights, obligations and immunities of the Trustee hereunder (ii) the rights, obligations and immunities of the Trustee under the Indenture).

The Trustee, on written demand of the Company accompanied by an officers’ certificate and an opinion of counsel as required by the Indenture and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, a certificate signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not to the best knowledge of the signer that the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company is in default, specifying all such defaults and the nature and the status thereof of which the signer may have knowledge.

The Company will deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in the Indenture, or (ii) any Event of

Default, an officers’ certificate specifying with particularity such default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.

9. Other Obligors

None.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 8, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	1987 Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3A to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

Exhibit T3B	Bylaws of the Company (incorporated by reference to Exhibit 3.B to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2009).

Exhibit T3C*	Form of Indenture between the Company and Wilmington Trust Company, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E	Not applicable.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included as part of Exhibit T3C herewith).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mentor Graphics Corporation, a corporation organized and existing under the laws of Oregon, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Wilsonville and State of Oregon, on the 28th day of June, 2010.

(Seal)		Mentor Graphics Corporation

Attest:	/s/ Ethan A. Manuel	By:	/s/ DEAN M. FREED
Name:	Ethan A. Manuel	Name:	Dean M. Freed
Title:	Treasurer	Title:	Vice President and General Counsel